UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. 2) *
China GrenTech Corporation Limited

(Name of Issuer)
Ordinary Shares, par value US$0.00002 each

(Title of Class of Securities)
16938P 10 7

(CUSIP Number)
Sale of ADSs in 2009

(Date of Event Which Requires Filing of this Statement)
     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     ☐   Rule 13d-1(b)
     ☐   Rule 13d-1(c)
     ☑   Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SIGNATURE
EXHIBIT

CUSIP No.	16938P 10 7

1	NAMES OF REPORTING PERSONS Drag Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		56,110,500

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		56,110,500

WITH:	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	56,110,500

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.51%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	16938P 10 7

1	NAMES OF REPORTING PERSONS Mr. Kunjie Zhuang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		56,110,500

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH:	8	SHARED DISPOSITIVE POWER

56,110,500

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

56,110,500

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.51%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	16938P 10 7

1	NAMES OF REPORTING PERSONS Mr. Haifan Zhuang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		56,110,500

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH:	8	SHARED DISPOSITIVE POWER

56,110,500

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

56,110,500

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.51%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1(a)	Name of Issuer:
China GrenTech Corporation Limited
Item 1(b)	Address of Issuer’s Principal Executive Offices:
15th Floor, Block A, Guoren Building, Keji Central 3rd Road, Nanshan District, Shenzhen 518057, China
Item 2(a)	Name of Person Filing:
(i)	Drag Investments Limited

(ii)	Mr. Kunjie Zhuang

(iii)	Mr. Haifan Zhuang
Item 2(b)	Address of Principal Business Office or, if none, Residence:
(i)	15th Floor, Block A, Guoren Building, Keji Central 3rd Road, Nanshan District, Shenzhen 518057, China

(ii)	15th Floor, Block A, Guoren Building, Keji Central 3rd Road, Nanshan District, Shenzhen 518057, China

(iii)	8-604 Jinshan Community, Licheng District, Quanzhou City, Fujian Province, China
Item 2(c)	Citizenship:
(i)	British Virgin Islands

(ii)	People’s Republic of China

(iii)	People’s Republic of China
Item 2(d)	Title of Class of Securities:
Ordinary Shares, par value US$0.00002 each
Item 2(e)	CUSIP Number:
16938P 10 7
Note:	The CUSIP number is for the American depository shares (“ADSs”) evidencing the ordinary shares in respect of which this report is made, which are held on deposit pursuant to the issuer’s depository receipt program. The ordinary shares that are the subject of this report are not held in ADS form.
Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable. The report is being filed pursuant to Rule 13d-1(d).
Item 4.	Ownership
(a)	Amount beneficially owned: 56,110,500

(b)	Percent of class: 9.51%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote 56,110,500

(ii)	Shared power to vote or to direct the vote 56,110,500

(iii)	Sole power to dispose or to direct the disposition of 56,110,500

(iv)	Shared power to dispose or to direct the disposition of 56,110,500
Drag Investments Limited is the record holder of the 56,110,500 ordinary shares of the issuer. Drag Investments Limited is 80%-owned by Mr. Kunjie Zhuang and 20%-owned by Mr. Haifan Zhuang, son of Mr. Kunjie Zhuang. Mr. Kunjie Zhuang and Mr. Haifan Zhuang are both directors of Drag Investments Limited.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable. The report is being filed pursuant to Rule 13d-1(d).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 15, 2010
(Date)

Drag Investments Limited
/s/ Kunjie Zhuang
Name:	Kunjie Zhuang
Title:	Director

Kunjie Zhuang
/s/ Kunjie Zhuang
Kunjie Zhuang

Haifan Zhuang
/s/ Haifan Zhuang
Haifan Zhuang

EXHIBIT
•	Joint Filing Agreement dated February 12, 2008 incorporated herein by reference to Exhibit 99.2 to our Schedule 13G Amendment No. 1 filed with SEC on February 12, 2008.